UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*

                         THE CHICAGO DOCK AND CANAL TRUST
                               (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                 167339100
                              (CUSIP Number)

  Bruce S. Sherman, 3003 Tamiami Trail North, Naples, FL  33940 (813) 434-4030
        (Name, Address and Telephone Number of Person Authorized to Receive
         Notices and Communications)

                             June 15, 1995
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

   Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

CUSIP NO. 167339100

  (1)  NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Private Capital Management, Inc.
       59-2756929

  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see
       instructions)                                          (a)  [x]
                                                              (b)  [ ]

  (3)  SEC USE ONLY

  (4)  SOURCE OF FUNDS
       00

  (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                  [ ]
  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
       Florida

                                     (7)   SOLE VOTING POWER

                                           0
                                     (8)   SHARED VOTING POWER

    NUMBER OF SHARES BENEFICIALLY          0
   OWNED BY EACH REPORTING PERSON    (9)   SOLE DISPOSITIVE POWER
              WITH
                                           0

                                     (10)  SHARED DISPOSITIVE POWER

                                           596,100
 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       596,100

 (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (see instructions)                                     [ ]

 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.31%
 (14)  TYPE OF REPORTING PERSON (see instructions)

       IA


                                SCHEDULE 13D

CUSIP NO. 167339100

  (1)  NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Bruce S. Sherman
       ###-##-####

  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see
       instructions)                                            (a)  [x]
                                                                (b)  [ ]

  (3)  SEC USE ONLY

  (4)  SOURCE OF FUNDS
       00

  (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                       [ ]
  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S. citizen

                                     (7)  SOLE VOTING POWER

                                          0
                                     (8)  SHARED VOTING POWER

   NUMBER OF SHARES BENEFICIALLY          0
   OWNED BY EACH REPORTING PERSON    (9)  SOLE DISPOSITIVE POWER
                WITH
                                          0

                                    (10)  SHARED DISPOSITIVE POWER

                                          596,100
 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       596,100

 (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (see instructions)                                     [ ]

 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.31%
 (14)  TYPE OF REPORTING PERSON (see instructions)

       IN


          In accordance with Rule 101(a)(2)(iii) of Regulation S-T of the Securities Exchange Act of 1934, as amended, this Schedule 13D amends and restates in its entirety the Schedule 13D, as amended (the "Existing Schedule 13D") filed by the Reporting Persons (defined below) relating to Shares (defined below) of the Issuer (defined below).

     Item 1.  Security and Issuer

          This Schedule 13D relates to the shares of Common Stock, no par value (the "Shares"), of The Chicago Dock and Canal Trust (the "Issuer"), the principal executive office of which is located at 455 East Illinois St., Suite 565, Chicago, Illinois 60611.

     Item 2.  Identity and Background

     (a) The persons filing this Schedule 13D are Private Capital Management, Inc. ("PCM") and Bruce S. Sherman. PCM and Mr. Sherman are collectively referred to as the "Reporting Persons". In addition, Miles C. Collier as sole owner of PCM, may be deemed to be a controlling person of PCM.

     (b)  The Reporting Persons' business address is 3003 Tamiami
          Trail North, Naples, FL  33940.

     (c) PCM is a registered investment adviser under the Investment Advisers Act of 1940. PCM has the power and authority to make decisions to buy and sell securities on behalf of its clients. Bruce S. Sherman is President and director of PCM. Mr. Sherman, as President of PCM, has the authority to direct the actions of PCM including the decisions to buy and sell stock.

     (d) The Reporting Persons have not, during the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f) PCM is a corporation organized under the laws of the state of Florida. Bruce S. Sherman and Miles Collier are U.S. Citizens.

     Item 3.  Source and Amount of Funds or Other Considerations

          A net of 596,100 Shares of the Issuer, at a net aggregate purchase price $5,321,387.14, were acquired on behalf of PCM's advisory clients (including for these purposes any consideration paid for Shares that may have been withdrawn, as described below, by PCM's advisory clients). Funds for these purchases were derived from the clients. In addition, Mr. Sherman directly and individually had acquired 4,000 Shares of the Issuer at an aggregate purchase price of $32,240. Funds for this purchase were derived from personal funds. The aggregate number of Shares of the Issuer acquired was 663,900 Shares, of which 9,000 Shares of the Issuer were sold by PCM between September 23 and October 8, 1993 at an aggregate sales price of $85,320, 33,800 Shares of the Issuer were sold by PCM between November 3, 1994 and June 14, 1995 at an aggregate sales price of $387,562, 21,000 Shares of the Issuer were withdrawn from PCM's management and 4,000 Shares of the Issuer were sold by Mr. Sherman on July 20, 1994 for an aggregate sales price of $38,760. Included above are Shares of the Issuer beneficially owned by Miles C. Collier as an investment advisory client of PCM, which were acquired with personal funds.

               In the initial Schedule 13D and the other amendments thereto, the Reporting Persons had reported beneficial ownership of the following shares:

                         Date of         Total Number   Percentage of
     Filing              Filing          of Shares      Outstanding

     Initial Filing      Nov. 25, 1992     334,800          5.79%
     Amendment No. 1     May 24, 1993      488,300          8.44%
     Amendment No. 2     June 3, 1993      491,300          8.49%
     Amendment No. 3     Oct. 13, 1993     550,200          9.51%
     Amendment No. 4     Mar. 11, 1994     638,900         11.05%
     Amendment No. 5     Apr. 26, 1994     638,900         11.05%
     Amendment No. 6     July 18, 1994     638,900         11.05%

     Item 4.  Purpose of Transaction

          The purpose of the purchases by the Reporting Persons is to acquire an investment in the Issuer. Subject to the terms and conditions of the Letter Agreement described in Item 6 of this
     Schedule 13D, the Reporting Persons intend to evaluate their position from time to time in light of market conditions, price, receptivity of the management of the Issuer to the Reporting Persons and other constraints.

          Mr. Sherman, on behalf of PCM, had expressed a general interest with respect to the possibility of being considered for membership of the Issuer's Board of Trustees in early 1993. On June 1, 1993, Mr. Sherman, on behalf of PCM, sent a letter to the Nominating Committee of the Board of Trustees of the Issuer (filed as Exhibit 2 to this Schedule 13D) formally requesting consideration for membership on the Board of Trustees. The Reporting Persons were subsequently notified that the Issuer's Board of Trustees decided not to include Mr. Sherman as one of the Issuer's nominees.

          On July 12, 1994, Mr. Sherman, on behalf of PCM, spoke with Charles Gardner, President and Chief Executive Officer of the Issuer and Edward McCormick Blair, Jr., Chairman of the Nominating Committee of the Issuer, and requested representation of up to two seats on the Issuer's Board of Trustees. The Reporting Persons were subsequently notified that the Issuer's Board of Trustees decided not to offer the two seats on the Issuer's Board of Trustees to the Reporting Persons.

          Mr. Sherman, on behalf of PCM, recently attended a meeting in New York at which most of the Company's largest shareholders or their representatives were in attendance. During the general discussions at the meeting, there was concern voiced with respect to the performance of the Company and its stock, as well as the composition of the Board of Trustees.

          In particular, concern was expressed, in light of the Company's performance, that the composition of the Board of Trustees presently does not appear to be representative of the Company's shareholder base. At the meeting, there was also discussion as to the potential benefits to the Company that might result from the addition of two or three qualified trustees that have a meaningful ownership stake in the future of the Company and/or bring real estate expertise to the deliberations of the Board.

          In light of the Reporting Person's concurrence with the views expressed at the meeting, PCM decided to send a letter to the Issuer, which was also signed on behalf of certain of the other shareholders in attendance, to request that it and the other signatories be advised as to the Company's plans with respect to the nomination of new trustees at the upcoming annual meeting and as to whether and how the nominating committee intends to address the concerns raised at the meeting. A copy of the letter is filed as Exhibit 4 hereto.

          The Reporting Persons are hopeful that the concerns expressed at the meeting can be addressed in a fair and constructive manner, which is in the best interests of all shareholders. Accordingly, the Reporting Persons intend to wait for, and thereafter evaluate, the Company's response before considering whether or not to pursue other alternatives in connection with the 1995 Annual Meeting.

          Except as described above, the Reporting Persons have no present plans or proposals which relate to or would result in:
     (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

          As a result of a continuing review of their investment in the Shares of the Issuer, the Reporting Persons may, based on future conditions of such review, alter their intentions with respect to the foregoing, including acquiring additional Shares of the Issuer (subject to the Letter Agreement) or disposing of Shares of the Issuer now held or hereafter acquired by the Reporting Persons.

     Item 5.  Interest in Securities of the Issuer

     (a) The Issuer's Form 10-Q for the quarter ended January 31, 1995, disclosed that 5,783,800 Shares of the Issuer were outstanding on January 31, 1995. PCM beneficially owns 596,100 Shares of the Issuer on behalf of its clients which represent approximately 10.31% of the outstanding Shares of the Issuer. As President of PCM, Bruce S. Sherman may be deemed to be beneficial owner of Shares of the Issuer in the PCM investment advisory accounts of clients. While the Reporting Persons may be deemed to beneficially own 596,100 Shares in the PCM investment advisory accounts of clients, which represents approximately 10.31% of the outstanding Shares of the Issuer, the filing of this statement shall not be construed as an admission that such persons are the beneficial owners of any such securities. Included in the client total are Shares held for the advisory account of Miles C. Collier, a controlling stockholder of PCM who has voting power over such Shares. Such Shares constitute less than 5% of the Issuer's outstanding Shares. Mr. Sherman disclaims beneficial ownership of the Shares deemed to be beneficially owned by PCM.

     (b) PCM and Mr. Sherman, as President of PCM, have shared dispositive power with respect to the 596,100 Shares of the Issuer managed by PCM and do not have either sole or shared voting power with respect to such Shares. Miles C. Collier has sole voting power with respect to the Shares in his advisory account with PCM.

     (c) The following table sets forth PCM's transactions in the Shares during the last 60 days:


     Transaction     Number           Purchase Price
     Date            of Shares        Per Share              Effected

     May 1, 1995      5,700           $11.46                 sale
     May 4, 1995      5,000            11.43                 sale
     May 5, 1995      5,000            11.42                 sale
     May 8, 1995      5,000            11.44                 sale
     May 9, 1995      7,000            11.67                 sale
     June 5, 1995     3,600            11.45                 sale

     (d) PCM, an investment adviser registered under the Investment Advisers Act of 1940, pursuant to investment advisory contracts with its clients has sole power to dispose or to direct the disposition of the Shares in the advisory accounts. The individual clients, none of whom individually owns beneficially more than 5% of the total class of such securities, have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares. Miles C. Collier, a controlling stockholder of PCM, is individually a client of PCM, whose shares represent less than 5% of the total outstanding class of the Shares of the Issuer and are included in those reported as beneficially owned by PCM.

     (e)  Not Applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          On April 25, 1994, the Reporting Persons and the Issuer entered into a Letter Agreement (the "Letter Agreement") which provides, among other things, that neither PCM nor Mr. Sherman shall acquire, other than in accordance with the provisions contained in Sections 4.7 and 4.8 of the Issuer's Declaration of Trust, Shares of the Issuer which would result in the ownership by the Reporting Persons of more than 638,900 Shares. The Letter Agreement also provides that as long as PCM and Sherman are in compliance the terms of the Letter Agreement the Issuer will not object to the ownership by PCM and Sherman of up to 638,900 Shares and will instruct the Issuer's transfer agent to complete the transfer of Shares previously acquired by PCM but not yet transferred.

          The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, a copy of which was filed as Exhibit 1 to Amendment No. 5 to the Existing Schedule 13D and which is incorporated herein by reference.


     Item 7.  Material to be Filed as Exhibits

          Exhibit 1.     Agreement relating to the filing
                         of Schedule 13D

          Exhibit 2.     Letter dated June 1, 1993 from
                         PCM to the Issuer

          Exhibit 3. Letter Agreement, dated April 15, 1994, among the Issuer and the Reporting Persons

          Exhibit 4. Letter dated June 15, 1995 to the Issuer from PCM and other shareholders of the Issuer


                                 SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  June 16, 1995

                                        PRIVATE CAPITAL MANAGEMENT, INC.

                                        By:  /s/ Bruce S. Sherman
                                             Bruce S. Sherman
                                             President and Individually


                               Exhibit Index

     Exhibit                                               Page

        1           Agreement relating to the filing
                    of Schedule 13D

        2           Letter dated June 1, 1993 from
                    PCM to the Issuer

        3           Letter Agreement dated April 15,
                    1994, among the Issuer and the
                    Reporting Persons

        4           Letter dated June 15, 1995 to the
                    Issuer from PCM and other share-
                    holders of the Issuer


     Exhibit 1
     AGREEMENT RELATING TO THE FILING OF
     JOINT ACQUISITION STATEMENT PURSUANT
     TO RULE 13d-1(f) OF THE SECURITIES
     EXCHANGE ACT OF 1934

          The undersigned Reporting Persons agree that Schedule 13D to which this Agreement is attached is filed on behalf of each one of them.

     Dated: June 16, 1995

                                   PRIVATE CAPITAL MANAGEMENT, INC.

                                   By:/s/ Bruce S. Sherman
                                      Bruce S. Sherman
                                      President and Individually


     Exhibit 2
     LETTER DATED JUNE 1, 1993 FROM
     PRIVATE CAPITAL MANAGEMENT, INC.
     TO THE CHICAGO DOCK AND CANAL TRUST


     June 1, 1993

     Mr. Edward McCormick Blair, Jr.
     Board of Trustees
     The Chicago Dock & Canal Trust
     c/o William Blair & Company
     135 S. LaSalle Street
     Chicago, IL  60603

     Dear Mr. Blair:

     I am writing to you as Chairman of the Nominating Committee to formally request consideration for membership on the Board of Trustees of The Chicago Dock & Canal Trust.

     As you may know, at the end of last year and earlier this year, I have had several meetings and correspondences with Messrs. Ogden and Gardner at which I had expressed my general interest in being considered for membership on the Board. By letter dated January 8, 1993, Mr. Gardner indicated that my interest would be forwarded to you as Chairman of the Nominating Committee. With four months having passed since receipt of that letter and with the Annual Meeting just over the horizon, I felt it was appropriate to write to you at this time.

     By way of background, Private Capital Management, Inc. is a registered investment adviser. I am Chairman and President of Private Capital Management with primary investment authority. For your information, I am enclosing a copy of my resume.

     Private Capital Management presently has acquired on behalf of its clients 491,300 shares, representing approximately 8.49% of the outstanding beneficial interests in the Trust. As one of the largest holders of beneficial interests in the Trust and with substantial real estate experience, we believe that we can be a constructive addition to the Board and that it is appropriate that we be considered for Board membership. We are also confident that our addition to the Board would be greeted as a positive development by the other holders of beneficial interests.

     While I would have preferred to have submitted this letter on a purely private basis, as I am sure you can appreciate, we are required, given our greater than 5% ownership, to file a copy of this letter with the next amendment to our Schedule 13D.

     I look forward to hearing from you in the near future and would be happy to visit with you at your leisure and to answer any questions you may have.

     Sincerely,

     Bruce S. Sherman
     Chairman and President

     BSS/lh

     Enclosure

     cc:  William B. Ogden III
          Charles R. Gardner, President


     Exhibit 3
     LETTER AGREEMENT DATED APRIL 15, 1994
     AMONG THE CHICAGO DOCK AND CANAL TRUST,
     PRIVATE CAPITAL MANAGEMENT, INC. AND
     BRUCE S. SHERMAN


     The Chicago Dock & Canal Trust
     [Letterhead]

                                 April 15, 1994

     Mr. Bruce S. Sherman
     President
     Private Capital Management, Inc.
     3003 Tamiami Trail North
     Naples, Florida  33940

     Dear Bruce:

          With respect to ownership of shares of The Chicago Dock & Canal Trust ("Trust") by Private Capital Management, Inc. ("PCM") and Bruce S. Sherman ("Sherman"), President of PCM, Trust, PCM and Sherman have agreed as follows:

          1. That PCM and Sherman currently "beneficially own" (within the meaning of beneficial ownership as defined in rule 13(d)(3) under the Securities Exchange Act of
               1934) 638,900 shares of Trust (representing 11.05% of the total outstanding shares of Trust).

          2. That neither PCM nor Sherman shall acquire, other than in accordance with the provisions contained in sections
               4.7 and 4.8 of Trust's Declaration of Trust, shares of Trust which would result in the ownership by PCM and/or Sherman of more than 638,900 shares of Trust.

          3. That with respect to shares beneficially owned by PCM and/or Sherman, no one person owns or, except in accordance with the provisions contained in sections
               4.7 and 4.8 of Trust's Declaration of Trust, shall own (within the meaning of ownership under the provisions of sections 856 to 859 of the Internal Revenue Code and regulations issued thereunder) more than 9.8% of the outstanding shares of Trust.

          4. That, subject to the provisions of this letter agreement, PCM and Sherman hereby confirm the enforceability against them of the rights and remedies exercisable by the Trustees of Trust which are set forth in sections 4.7 and 4.8 of Trust's Declaration of Trust.

          5. That so long as PCM and Sherman are in compliance with the foregoing provisions, Trust (a) will not object to the ownership by PCM and Sherman of up to 638,900 Trust shares and (b) will instruct the transfer agent of Trust to complete the transfer to PCM or its nominee of shares previously acquired by PCM but not yet transferred (which shares are included within the 638,900 shares referenced herein).

          6. That in the event of a breach of this agreement, it may be impossible to fix the amount of money damages caused thereby and therefore that this agreement shall be enforceable by an action for specific performance and/or injunctive relief.

          Please confirm your agreement with the foregoing by executing the enclosed copy of this letter on behalf both of PCM and yourself and returning it to us. Thanks very much.

                                 Sincerely,

                                 Charles R. Gardner
                                 President

     CRG/mts

     PCM, Inc.

     _____________________________
     By Bruce Sherman

     _____________________________
     Bruce Sherman, Individually


     Exhibit 4
     LETTER DATED JUNE 15, 1995
     TO THE ISSUER FROM
     PCM AND OTHER SHAREHOLDERS
     OF THE ISSUER


                                   June 15, 1995

     Mr. Charles R. Gardner
      President
     The Chicago Dock & Canal
      Trust Company
     455 East Illinois Street
     Suite 565
     Chicago, Illinois  60611

     Dear Mr. Gardner:

               Each of us recently were at a meeting in New York which was also attended by several other of the Company's largest shareholders or their representatives at which there was a general discussion about the Company. During these discussions, there was concern voiced with respect to the performance of the Company and its stock, as well as the composition of the Board of Trustees.

               In particular, concern was expressed, in light of the Company's performance, that the composition of the Board of Trustees presently does not appear to be representative of the Company's shareholder base. As you know, four or five shareholders, none of which is represented on the Board of Trustees, beneficially own in excess of 40% of the outstanding shares. At the meeting, there was also discussion as to the potential benefits to the Company that might result from the addition of two or three qualified trustees that have a meaningful ownership stake in the future of the Company and/or bring real estate expertise to the deliberations of the Board.

               In light of the foregoing, each of the undersigned has respectively decided to send this letter to request that each of the undersigned be advised as to the Company's plans with respect to the nomination of new trustees at the upcoming annual meeting and as to whether and how the nominating committee intends to address the concerns raised at the recent meeting in New York. If the Company is seriously interested in being responsive to these concerns, each of the undersigned would be available, and is confident that other significant shareholders would be similarly available, to assist in the selection process, as well as to meet with you, the chairman of the nominating committee and any other trustees who wish to attend

               Given the importance of these matters, the undersigned would appreciate hearing from the Company as soon as possible so that each of us may separately evaluate, if necessary, our respective alternatives well in advance of the annual meeting.

                                   Sincerely,

     Cowen Asset Management        Private Capital Management,
       By:  William R. Church       Inc.
             Managing Director      By:  Bruce S. Sherman
             and Chief Invest-            President
             ment Officer


                               Fred Eychaner


     cc:  Members of the Board
          of Trustees